FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#309-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6

(Address of principal Executive offices)

Attachments:

1.

Press Release(s) for October 2007

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F X	FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES	NO X__

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: November 12, 2007

By:

Chris Robbins

It’s       Vice President

ANGLO SWISS RESOURCES INC.

Suite 309 - 837 West HASTINGS Street

Vancouver, BC  V6C 3N6

604-683-0484

Fax: 604-683-7497

November 12, 2007

Securities & Exchange Commission	VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

(s) Chris Robbins

Per:

Chris Robbins

Vice  President

October 4, 2007

Anglo Swiss Resources Performs Geophysical Program over Alkalic Porphyry Copper (+/-  Gold, Silver, Molybdenum) target on the Kenville Mine Property Prior to Drilling.

VANCOUVER, BRITISH COLUMBIA, October 4, 2007 -- Anglo Swiss Resources Inc. (TSX VENTURE: ASW) (OTCBB: ASWRF) (BERLIN: AMO) is pleased to announce it has retained Insight Geophysics Inc. of Oakville, Ontario to evaluate a 1000+ meter (3280 feet) north-south indicated porphyry target on the western portion of the Kenville Mine property. The 2007 IP surveys were carried out over an area of the property containing strongly anomalous coincident values in copper, gold, silver and molybdenum, obtained from previous soil sampling programs. The Kenville Mine property, located 10 kilometers west of the City of Nelson, in south-eastern British Columbia, is 100% owned by Anglo Swiss Resources Inc.

The 2007 Geophysical Program consisted of approximately 17 kilometres of IP Chargeability and Resistivity surveys over the presently established geochemical grid. The geophysical surveys were carried out on 50-meter line spacing’s throughout 1,100 meters (3,609 Feet) of north-south extent of the established grid area. East-west grid lines averaged approximately 700 meters to cover the strongest portion of the coincident geochemical anomaly, which is variable in width between 100 meters to 300 meters.

Results of this geophysical work, in combination with past geochemical surveys and drill programs are being evaluated to design the upcoming 2007 diamond drilling program to test the mineral zone throughout its indicated extent. The Phase 1 drill program consisting of at least 8 diamond drill holes will be carried out along the strike of the anomalous zone and will total approximately 1500 metres (4,921 feet) of drilling. The Company is planning a Phase 2 program of an additional 5,000 meters (16,400 feet) upon evaluation of the Phase 1 drill program.

The Kenville Mine property consists of staked mineral claims totaling 335.82 hectares and 15 Crown Granted Mineral Claims for another 180.88 hectares. The Company also holds surface rights to 38 hectares. Facilities at the Kenville Mine Property include a shop, core storage area, an engineering office, an office and assay lab, compressor facilities, a Mine Manager’s residence and mill facility.  The mill facility consists of a coarse ore bin, jaw crusher, cone crusher and fine ore bin, with a crushing capacity of 125 short tons/day.

The underground workings at the Kenville Gold Mine are extensive.  The 257 level and the 217 heading were rehabilitated in 1986 with trackage and air supply piping to these two levels.  Underground mine facilities are complete with all necessary mining and safety equipment on site.  Electric power is supplied by the City of Nelson. Fresh water is supplied from nearby Eagle Creek.

The Kenville Gold Mine is one of the oldest and most prolific producers in the district, producing intermittently from 1890 to 1954, with the bulk of production from 1899 to 1912. Government records indicate past production from 181,295 tonnes mined totaled:

2029 kilograms of gold or 4,473 pounds,

 861 kilograms of silver or 1,848 pounds,

 23.5 tonnes of lead or 51,808 pounds,

 15 tonnes of zinc or 33,069 pounds,

 1.6 tonnes of copper or 3,527 pounds and

 37 kilograms of cadmium or 81.5 pounds.

A previous drill program during 1995 and 1996, performed by Teck Exploration Ltd. (TeckCominco) on the porphyry target zone, intersected numerous anomalous to locally economic mineral values including:

1.03% copper (20.6 lbs/ton), 8.18 g/t (0.29 oz/ton) silver, 439 ppm Mo across 8.7 metres (28.5 feet) in drill hole TK-95-03

0.70% copper (14 lbs/ton), 1.12 g/t (0.04 oz/ton) gold, 6.7 g/t (0.2 oz/ton) silver across 4.2 metres (13.8 feet) in drill hole TK-95-02

82.15 g/ton (2.9 oz/ton) gold, 34.1 g/ton (1.2 oz/ton) silver across 0.25 metres (0.82 feet) in drill hole TK-95-05

0.228% (4.5 lbs/ton) copper and 365 ppb gold across 7.6 metres (24.9 feet) in drill hole TK96-05

The 1995-1996 Teck program consisted of 12 drill holes totaling 2,427 metres (7,962 feet).  Generally strong alteration is present throughout the majority of the Teck drill holes, with locally strong concentrations of gold, copper, silver and molybdenum. The company believes that the results of past drilling programs in combination with recent geochemical and geophysical programs, are indicative of a potential porphyry system of significant extent and grade. The most prospective geochemical and geophysical anomalies on the Kenville property remain untested by diamond drilling.

The preceding excerpts from the 1995 and 1996 Teck reports on the work programs on the Kenville property predate the NI 43-101 standards and are historical in nature .

For further information, investors are asked to visit the Anglo Swiss Resources Investor Relations Hub at www.agoracom.com/IR/AngloSwiss or email to ASW@agoracom.com.

About Anglo Swiss Resources: www.anglo-swiss.com

Anglo Swiss Resources holds key gold (British Columbia) and diamond (North West Territories) properties in close proximity to successful mining operations. The Company has completed its 2007 drilling on the Fry Inlet diamond project. All kimberlite-bearing drill core has been sent to the Kenville Mine property for splitting, prior to being forwarded for laboratory diamond analysis. Drilling will begin shortly on the Kenville gold project near Nelson, British Columbia.

For further information, investors are asked to visit the Anglo Swiss Resources Investor Relations Hub at www.agoracom.com/IR/AngloSwiss or email to ASW@agoracom.com. To find out more about Anglo Swiss Resources, visit our website at www.anglo-swiss.com.

The Contents of this release have been approved by Greg Thomson, P .. G eo .., a Qualified Person as defined in NI 43-101.

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

CONTACT INFORMATION

Corporate Inquiries

Len Danard

President & CEO

(604) 683-0484

(604) 683-7497 (FAX)

Email: info@anglo-swiss.com

Investor Relations

Investor Relations
Canada

United States

Jeff Walker / Grant Howard

Tony Schor or Jim Foy

The Howard Group Inc.

Investor Awareness Inc.

Toll Free: 1-888-221-0915

847-945-2222

www.howardgroupinc.com

http://www.investorawareness.com

October 16, 2007

Anglo Swiss Resources Completes Drilling Program – Fry Inlet Diamond Property

VANCOUVER, BRITISH COLUMBIA, October 16, 2007 -- Anglo Swiss Resources Inc. (TSX VENTURE: ASW) (OTCBB: ASWRF) (BERLIN: AMO) is pleased to announce that it has completed the 2007 drill program on the Fry Inlet Diamond property in the Lac de Gras region of the NWT. The program ran from August 17, 2007 thru September 22, 2007.

The drill program targeted a cluster of seven high-priority targets inclusive of the significantly diamondiferous LI 201 kimberlite. The LI 201 kimberlite produced 14 macrodiamonds and 46 microdiamonds from a previous drill program under the direction of Kennecott in the 1990s from 281 kg. of kimberlite. The LI 201 was re-drilled and all  kimberlite core produced from this program will be analyzed for diamonds using existing sampling standards within the industry.

The Fry Inlet kimberlite core has been shipped to the Company’s Kenville Mine facility and is currently undergoing splitting and then will be submitted to an accredited diamond facility for analysis. Results for the 2007 program will be released in its entirety upon receiving the report from the diamond analysis.

The Company is now focusing its efforts on drilling on the Kenville Gold Mine property located 10 kilometers west of the City of Nelson, in south-eastern British Columbia. This property is 100% owned by Anglo Swiss Resources Inc. A recent geophysical program has been completed in September of 2007 (Release dated October 4, 2007).

Results of this geophysical work, in combination with past geochemical surveys and drill programs have been evaluated on a 1000+ meter (3280 feet) north-south indicated porphyry target on the western portion of the Kenville Gold Mine property. The 2007 IP surveys were carried out over an area of the property containing strongly anomalous coincident values in copper, gold, silver and molybdenum, obtained from previous soil sampling programs.

The Phase 1 drill program will consist of at least 8 diamond drill holes carried out along the strike of the anomalous zone and will total approximately 1500 metres (4,921 feet) of drilling. The Company is planning a Phase 2 program of an additional 5,000 meters (16,400 feet) upon evaluation of the Phase 1 drill program.

About Anglo Swiss Resources: www.anglo-swiss.com

Anglo Swiss Resources holds key gold (British Columbia) and diamond (North West Territories) properties in close proximity to successful mining operations. The Company is currently drilling on the Lac de Gras diamond project and will shortly begin drilling the Kenville gold project near Nelson, British Columbia.

For further information, investors are asked to visit the Anglo Swiss Resources Investor Relations Hub at www.agoracom.com/IR/AngloSwiss or email to ASW@agoracom.com.  To find out more about Anglo Swiss Resources, visit our website at www.anglo-swiss.com.

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

CONTACT INFORMATION

Corporate Inquiries

Len Danard

President & CEO

(604) 683-0484

(604) 683-7497 (FAX)

Email: info@anglo-swiss.com

Investor Relations

Investor Relations
Canada

United States

Jeff Walker / Grant Howard

Tony Schor or Jim Foy

The Howard Group Inc.

Investor Awareness Inc.

Toll Free: 1-888-221-0915

847-945-2222

www.howardgroupinc.com

http://www.investorawareness.com

END.